UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VectivBio Holding AG
(Name of Issuer)

Ordinary Shares, CHF 0.05 nominal value per share
(Title of Class of Securities)

H9060V 101
(CUSIP Number)

April 13, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H9060V 101	SCHEDULE 13G	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,830,004
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,830,004
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,830,004
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%*
12		TYPE OF REPORTING PERSON (See Instructions) IA

* This percentage is calculated based upon 35,139,593 Ordinary Shares, CHF 0.05 nominal value per share (the “Shares”) of VectivBio Holding AG (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on April 8, 2021.

CUSIP No. H9060V 101	SCHEDULE 13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital GP V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,026,877
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,026,877
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,026,877
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%*
12		TYPE OF REPORTING PERSON (See Instructions) OO

* This percentage is calculated based upon 35,139,593 Ordinary Shares, CHF 0.05 nominal value per share (the “Shares”) of VectivBio Holding AG (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on April 8, 2021.

CUSIP No. H9060V 101	SCHEDULE 13G	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital GP VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,803,127
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,803,127
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,127
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12		TYPE OF REPORTING PERSON (See Instructions) OO

* This percentage is calculated based upon 35,139,593 Ordinary Shares, CHF 0.05 nominal value per share (the “Shares”) of VectivBio Holding AG (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on April 8, 2021.

CUSIP No. H9060V 101	SCHEDULE 13G	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 293,300
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 293,300
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 293,300
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%*
12		TYPE OF REPORTING PERSON (See Instructions) IA

* This percentage is calculated based upon 35,139,593 Ordinary Shares, CHF 0.05 nominal value per share (the “Shares”) of VectivBio Holding AG (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission on April 8, 2021.

CUSIP No. H9060V 101	SCHEDULE 13G	Page 6 of 10 Pages

Item 1.	(a) Name of Issuer:

VectivBio Holding AG

(b) Address of Issuer’s Principal Executive Offices:

Aeschenvorstadt 36

Basil, Switzerland 4051

Item 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP VII LLC (“GP VII”), a limited liability company organized under the laws of Delaware, and OrbiMed Capital LLC (“Capital”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).

See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

(b) Address of Principal Business Office:

601 Lexington Avenue, 54th Floor

New York, NY 10022

(c) Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d) Title of Class of Securities:

Ordinary Shares

(e) CUSIP No.:

H9060V 101

CUSIP No. H9060V 101	SCHEDULE 13G	Page 7 of 10 Pages

Item 3. Not Applicable

Item 4. Ownership:

GP V is the general partner of OrbiMed Private Investments V, LP (“OPI V”), which holds 3,026,877 Shares and GP VII is the general partner of OrbiMed Private Investments VII, LP (“OPI VII”), which holds 1,803,127 Shares. Advisors is an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E) under the Securities Exchange Act of 1934, as amended, and is the managing member of GP V and GP VII. As a result, Advisors and GP V share the power to direct the vote and the disposition of the Shares held of record by OPI V and Advisors and GP VII share the power to direct the vote and the disposition of the Shares held of record by OPI VII. Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and Jonathan T. Silverstein. On the basis of these relationships, GP V and Advisors may be deemed to share beneficial ownership of the Shares held by OPI V and GP VII and Advisors may be deemed to share beneficial ownership of the Shares held by OPI VII. Capital, a registered investment adviser under the Investment Advisers Act, acts as the investment advisor to The Biotech Growth Trust PLC (“BIOG”), which holds 293,300 Shares. Capital has discretionary investment management authority with respect to the assets of BIOG, which includes the power to vote and otherwise dispose of securities purchased by BIOG. Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and Jonathan T. Silverstein. On the basis of this relationship, Capital may be deemed to have beneficial ownership of the Shares held by BIOG. Advisors, GP V, and GP VII disclaim beneficial ownership of the Shares held indirectly by Capital, and Capital disclaims beneficial ownership of the Shares held indirectly by Advisors, GP V, and GP VII.

(a) Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b) Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii) Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

CUSIP No. H9060V 101	SCHEDULE 13G	Page 8 of 10 Pages

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. H9060V 101	SCHEDULE 13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2021

OrbiMed Capital GP V LLC By: OrbiMed Advisors LLC, its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP VII LLC By: OrbiMed Advisors LLC, its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member

OrbiMed Capital LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member